Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of April 17, 2006 (all figures are in United States dollars unless otherwise indicated)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the fiscal year ended January 31, 2006, and its financial position as at January 31, 2006. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Note 22 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States (“US GAAP”). Unless otherwise specified, all financial information is presented in United States dollars. All references to “year” refer to the fiscal year of Aber ended January 31.

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2006, timelines and targets for construction, development and exploration activities at the Diavik Mine, projected sales growth and new store openings at Harry Winston, expected diamond prices, gross margin rates from jewelry sales by Harry Winston and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, Aber has assumed that mining operations will proceed in the ordinary course according to schedule. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect.  These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page 23 of this Annual Report, as well as Aber’s current Annual Information Form, for a discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company’s financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See “Non-Canadian GAAP Performance Measures”.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also holds a 52.83% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices continued to increase throughout fiscal year 2006, building on the momentum of the prior year, before stabilizing towards the end of the year.  The diamond market continues to experience a scarcity of large, better-quality white goods.

Prices for polished diamonds have risen in most categories, but in line with the scarcity of rough, the larger and better qualities have had the most significant increases. In the lower quality ranges, there has been a build-up of polished stocks due to lower than expected demand during the holiday season, putting downward pressure on the prices in this range. Conversely, a robust luxury market ensured that demand for high-end polished goods remained strong throughout the year. The vigorous growth in Internet sales has been positive for the polished diamond market but the unpredictability of sales has required the diamond manufacturers operating in this segment of the market to hold a broader range of inventory, thus increasing their financing costs.

The Retail Jewelry Market

The fourth quarter of the year reflected the recent strength of the US economy, despite mid-year inflation concerns, rising interest rates and the US hurricanes. The luxury goods segment of the retail jewelry industry, comprising mainly jewelry and high-end watches, posted strong sales and outperformed low-price items.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2006 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$125,891	$153,512	$115,699	$110,132	$144,581	$104,065	$84,487	$52,269	$505,234	$385,402
Cost of sales	52,782	57,641	53,065	59,119	77,730	45,244	37,746	28,591	222,607	189,311
	73,109	95,871	62,634	51,013	66,851	58,821	46,741	23,678	282,627	196,091
Selling, general and administrative expenses	36,654	24,189	22,711	23,394	27,500	20,452	17,632	8,714	106,948	74,298
Earnings from operations	36,455	71,682	39,923	27,619	39,351	38,369	29,109	14,964	175,679	121,793
Interest and financing expenses	(4,511)	(3,353)	(3,668)	(3,401)	(5,138)	(3,522)	(3,530)	(3,407)	(14,933)	(15,597)
Other income	1,767	795	885	886	8,102	574	467	495	4,333	9,638
Foreign exchange gain (loss)	(5,392)	(4,184)	(2,263)	496	2,837	(8,543)	760	(349)	(11,343)	(5,295)
Earnings before income taxes	28,319	64,940	34,877	25,600	45,152	26,878	26,806	11,703	153,736	110,539

Income taxes	10,534	30,775	15,400	12,412	13,755	18,921	14,798	8,862	69,121	56,336
Earnings before minority interest	17,785	34,165	19,477	13,188	31,397	7,957	12,008	2,841	84,615	54,203
Minority interest	2,876	423	457	(394)	1,865	(503)	(287)	44	3,362	1,119
Earnings	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$81,253	$53,084
Basic earnings per share	$0.26	$0.58	$0.33	$0.23	$0.51	$0.15	$0.21	$0.05	$1.40	$0.92
Diluted earnings per share	$0.27	$0.57	$0.32	$0.23	$0.50	$0.14	$0.21	$0.05	$1.39	$0.90
Total assets (i)	$1,044	$1,016	$928	$936	$897	$958	$835	$818	$1,044	$897
Total long-term liabilities (i)	$434	$421	$378	$390	$312	$403	$334	$321	$434	$312

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments.  Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment fluctuates depending on the gift giving season, with higher sales during the fourth quarter due to the holiday season.  The first quarter of 2005 only includes one month of Harry Winston results since the acquisition date of April 1, 2004.

Year Ended January 31, 2006 Compared to Year Ended January 31, 2005

Net Earnings

Aber’s net earnings for the twelve months ended January 31, 2006 totalled $81.3 million or $1.40 per share (cash earnings per share of $3.57), compared to net earnings of $53.1 million or $0.92 per share (cash earnings per share of $2.96) for the prior year.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2006 of $505.2 million compared to sales of $385.4 million for the prior year ended January 31, 2005. Rough diamond sales accounted for $314.1 million of these sales compared to $252.7 million for the prior year.  Harry Winston sales of $191.2 million accounted for the balance, compared to $132.7 million for the prior year, which included only ten months of Harry Winston sales from the date of acquisition of control by Aber on April 1, 2004. The Company completed ten rough diamond sales during the fiscal year compared to nine for the prior year.

Cost of Sales

The Company recorded cost of sales of $222.6 million during the fiscal year compared to $189.3 million during the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail activities.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, SG&A expenses have increased over the prior year.

Aber incurred SG&A expenses of $106.9 million for the fiscal year, compared to $74.3 million incurred for the prior fiscal year. Included in SG&A expenses for the twelve months ended January 31, 2006 are $21.1 million for the mining segment as compared to $16.0 million for the prior fiscal year, and $85.8 million for the retail segment, as compared to $58.3 million for the prior year. SG&A expenses for the retail segment for the prior year included only ten months of expenses from April 1, 2004, the date of Aber’s acquisition of a 51% interest in Harry Winston, to January 31, 2005.

The increase of $32.6 million in SG&A expenses from the comparable period of the prior year resulted from an increase of $13.3 million in salaries and benefits, $7.8 million in advertising, $4.1 million in rent and building related expenses, $2.4 million in other expenses, an increase of $2.2 million in allowance for doubtful accounts, $2.0 million in professional fees and an increase of $0.8 million in travel.  The increase in salaries and benefits results from bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price, the hiring of new salon personnel and a full year’s impact of Harry Winston, including personnel hired in the prior year.

Income Taxes

Aber recorded a tax expense of $69.1 million during the twelve months ended January 31, 2006, compared to $56.3 million during the twelve months ended January 31, 2005. The Company’s effective income tax rate for the fiscal year ended January 31, 2006, excluding Harry Winston, is 47%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than the statutory rate.  The strengthening of the Canadian dollar against the US dollar during the fiscal year ended January 31, 2006 increased the effective tax rate as compared to the twelve months ended January 31, 2005.   The income tax expense recorded in the preceding year reflected additional future income tax liabilities due to an increase of 2% in future income tax rates in the Northwest Territories.  The preceding year’s income tax expense also included an adjustment to the future royalty liabilities.  The net result is a lower effective income tax rate for the current fiscal year as compared to the prior year.

The rate at which income taxes are payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024. During the current fiscal year, Harry Winston recorded a future income tax asset on a portion of its net operating losses not previously recognized, resulting in a lower consolidated effective tax rate.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2006	2005
Statutory income tax rate	40%	42%
Large Corporations Tax	1%	1%
Stock compensation	1%	2%
Resource allowance	(1)%	(1)%
Northwest Territories mining royalty	10%	11%
Impact of foreign exchange	2%	(1)%
Impact of changes in future income tax rates	0%	3%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	(2)%	0%
Other items	(1)%	(1)%
Effective income tax rate	45%	51%

Interest and Financing Expenses

Interest and financing expenses of $14.9 million were incurred during the fiscal year compared to $15.6 million for the prior year.  Interest and financing expenses are attributable to both Aber’s and Harry Winston’s credit facilities.

Other Income

Other income of $4.3 million was recorded during the fiscal year compared to $9.6 million from the prior year.  In the prior year, the Company received $7.0 million from Tiffany & Co. (“Tiffany”) to remove certain restrictions on the resale of Aber shares owned by Tiffany.  Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Loss

A foreign exchange loss of $11.3 million was recognized during the fiscal year compared with a loss of $5.3 million recognized during the prior year.  The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, as the result of the strengthening of the Canadian dollar against the US dollar for the year. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Three Months Ended January 31, 2006 Compared to Three Months Ended October 31, 2005 and January 31, 2005

Net Earnings

The fourth quarter earnings of $14.9 million or $0.26 per share represent a decrease of $18.8 million or $0.32 per share as compared to the third quarter results of $33.7 million or $0.58 per share, and a decrease of $14.6 million or $0.25 per share as compared to the results from the fourth quarter of the prior year. The Company’s cash earnings per share for the fourth quarter was $0.66 compared to cash earnings of $1.47 in the third quarter and $1.20 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $125.9 million, consisting of rough diamond sales of $62.5 million and sales from Harry Winston of $63.4 million. This compares to sales of $153.5 million in the prior quarter (rough diamond sales of $112.2 million and sales from Harry Winston of $41.3 million) and sales of $144.6 million in the comparable quarter of the prior year (rough diamond sales of $85.3 million and sales from Harry Winston of $59.3 million). Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s fourth quarter cost of sales was $52.8 million compared to $57.6 million for the previous quarter and $77.7 million for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 11 for additional information.

Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, SG&A expenses have increased over the prior periods.

SG&A expenses for the fourth quarter were $36.7 million as compared to $24.2 million for the previous quarter and $27.5 million for the comparable quarter of the prior year.

An increase of $12.5 million from the third quarter resulted from an increase of $5.4 million in salaries and benefits, an increase of $2.2 million in advertising, an increase of $2.2 million in allowance for doubtful accounts, an increase of $1.3 million in other expenses, an increase of $0.6 million in professional fees, an increase of $0.4 million in capital tax and an increase of $0.4 million in rent and building related expenses.  The increase in salaries and benefits resulted from the hiring of new salon personnel in connection with the opening of two new Harry Winston salons during the fourth quarter, as well as bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price.

The increase of $9.2 million from the fourth quarter of the prior year resulted from an increase of $4.6 million in salaries and benefits, an increase of $2.2 million in allowance for doubtful accounts, an increase of $1.3 million in other expenses, an increase of $0.6 million in rent and building related expenses and an increase of $0.5 million in professional fees.  The increase in salaries and benefits resulted from the hiring of new salon personnel in connection with the opening of two new Harry Winston salons during the fourth quarter, as well as bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price.  See “Segmented Analysis” on page 11 for additional information.

Income Taxes

Aber recorded a tax expense of $10.5 million during the fourth quarter compared to $30.8 million in the previous quarter and $13.8 million in the comparable quarter of the previous year. The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 50%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than the statutory rate. The increase in the effective tax rate in the fourth quarter compared to the previous quarter is primarily due to the strengthening of the Canadian dollar against the US dollar. In addition, non-deductible stock compensation expense in the fourth quarter is higher than the previous quarter due to mark-to-market adjustments.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the fourth quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $6.9 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate at which income taxes are payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.  During the fourth quarter, Harry Winston recorded a future income tax asset on a portion of its net operating losses not previously recognized, resulting in a lower consolidated effective tax rate.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months	Three months
	ended January 31,	ended October 31,	ended January 31,
	2006	2005	2005
Statutory income tax rate	40%	40%	42%
Large Corporations Tax	(1)%	1%	1%
Stock compensation	3%	1%	1%
Resource allowance	0%	0%	(2)%
Northwest Territories mining royalty	11%	9%	11%
Impact of foreign exchange	3%	2%	(14)%
Earnings subject to tax different than statutory rate	(5)%	(5)%	(4)%
Benefits of losses not previously recognized	(10)%	0%	0%
Other items	(4)%	(1)%	(4)%
Effective income tax rate	37%	47%	31%

Interest and Financing Expenses

Interest and financing expenses of $4.5 million were incurred during the fourth quarter compared to $3.4 million for the preceding quarter and $5.1 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber’s and Harry Winston’s credit facilities.

Other Income

Other income of $1.8 million was recorded during the quarter compared to $0.8 million in the preceding quarter and $8.1 million in the comparable quarter of the prior year.  During the fourth quarter of the prior year, the Company received $7.0 million from Tiffany related to the removal of certain restrictions on the disposal of Aber shares owned by Tiffany.  Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $5.4 million was recognized during the quarter compared to a loss of $4.2 million in the previous quarter and a gain of $2.8 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining
(expressed in thousands of United States dollars) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$62,528	$112,243	$70,795	$68,507	$85,252	$68,980	$56,281	$42,153	$314,073	$252,666
Cost of sales	22,780	38,929	29,759	37,593	46,356	26,203	23,234	23,521	129,061	119,314
	39,748	73,314	41,036	30,914	38,896	42,777	33,047	18,632	185,012	133,352
Selling, general and administrative expenses	8,221	4,809	3,991	4,108	3,792	3,997	4,239	3,996	21,129	16,024
Earnings from operations	$31,527	$68,505	$37,045	$26,806	$35,104	$38,780	$28,808	$14,636	$163,883	$117,328

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $62.5 million compared to $112.2 million in the third quarter and $85.3 million in the comparable quarter of the prior year. The Company held two rough diamond sales in the fourth quarter, three in the previous quarter and three (including an open market tender) in the comparable quarter of the prior year. Sales for the current quarter were impacted by a decline in the quantity of rough diamonds available for sale and higher sales of lower quality goods compared to that of the third quarter. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $14.7 million, non-cash operating costs of $7.0 million and private production royalties of $1.1 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 64% compared to 65% in the preceding quarter and 46% in the comparable quarter of the prior year. The decrease in the gross margin is primarily due to the seasonal reduction in production with the arrival of winter.  The low gross margin in the fourth quarter of the prior year was the result of lower production due to inclement weather, plant maintenance and stripping of A-154 North waste material which reduced the availability of ore.

With the expansion of the rough diamond global sales network and underlying control infrastructure, SG&A expenses for the mining segment have increased by $3.4 million from the third quarter.  The principal components are a $2.2 million increase in salaries and benefits, an increase of $0.8 million in other expenses and an increase of $0.4 million in capital tax expense. The increase in salaries and benefits relates to $1.4 million in bonus and remuneration adjustments and $0.8 million in mark-to-market adjustments to stock-based compensation.  This compares to an increase of $4.4 million from the fourth quarter of the prior year, which resulted from an increase of $2.1 million in salaries and benefits, an increase of $1.6 million in other expenses, an increase of $0.5 million in capital tax expense and an increase of $0.2 million in travel.

Retail
(expressed in thousands of United States dollars) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$63,363	$41,269	$44,904	$41,625	$59,329	$35,085	$28,206	$10,116	$191,161	$132,736
Cost of sales	30,002	18,712	23,306	21,526	31,374	19,041	14,512	5,070	93,546	69,997
	33,361	22,557	21,598	20,099	27,955	16,044	13,694	5,046	97,615	62,739
Selling, general and administrative expenses	28,433	19,380	18,720	19,286	23,708	16,455	13,393	4,718	85,819	58,274
Earnings (loss) from operations	$4,928	$3,177	$2,878	$813	$4,247	$(411)	$301	$328	$11,796	$4,465

The first quarter of 2005 only includes one month of Harry Winston results since the acquisition date of April 1, 2004.

The retail segment includes sales from Harry Winston’s ten salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei. Controlling interest in Harry Winston was acquired on April 1, 2004.

Sales for the fourth quarter were $63.4 million compared to $41.3 million for the previous quarter and $59.3 million for the comparable quarter of the prior year. The 54% increase in Harry Winston sales relative to that of the previous quarter is primarily attributed to the healthy holiday season and strong marketing efforts.

Cost of sales for Harry Winston for the fourth quarter was $30.0 million compared to $18.7 million in the previous quarter and $31.4 million for the comparable quarter of the prior year. The increase in gross margins from the fourth quarter of the prior year is principally due to the sale of high-margin items from a newly refined merchandise mix.

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $28.4 million in the fourth quarter as compared to $19.4 million in the third quarter and $23.7 million in the comparable quarter of the prior year. The primary components of this increase are higher salaries and benefits of $3.3 million, higher advertising and selling expenses of $2.2 million, an increase of $2.2 million in allowance for doubtful accounts, an increase in other expenses of $0.6 million, higher professional fees of $0.4 million and an increase in rent and building related expenses of $0.3 million.  The increase in salaries and benefits result from bonus and remuneration adjustments and the hiring of new salon personnel in connection with the opening of two new salons during the fourth quarter.  A strong focus on advertising and selling usually occurs in the fourth quarter for the holiday season.

SG&A expenses increased from the comparable quarter of the prior year as a result of an increase in salaries and benefits of $2.5 million, an increase of $2.2 million in allowance for doubtful accounts, an increase in rent and building related expenses of $0.6 million, a reduction in other expenses of $0.2 million and a decrease in advertising and selling expenses of $0.4 million.  The increase in salaries and benefits result from bonus and remuneration adjustments and the hiring of new salon personnel.

Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the calendar quarter ended December 31, 2005, the Diavik Mine produced 1.83 million carats from 0.5 million tonnes of ore sourced from both the A-154 South (60%) and A-154 North (40%) kimberlite pipes.  The effective annual processing rate achieved in the quarter compares favourably to previous winter quarters, and reflects the continued focus on improving the efficiency of operations at the Diavik Mine.  Despite the relatively mild winter conditions experienced in the quarter, seasonal conditions reduced mining and processing rates from the previous quarter’s levels.

Changes made to the mine plan earlier in the year were a key factor in annual carat production being lower than originally planned, as a greater proportion of lower grade A-154 North ore was processed. These changes were implemented to accommodate a redesign of the A-154 pit.  The revised pit design shifts the focus from open pit mining to underground mining of the A-154 North kimberlite pipe in order to maximize mineable reserves.

For the calendar year, both carat production and processing rates continued to increase.  The addition of A-154 North as a second working face at the Diavik Mine added flexibility to mining operations and improved the processing efficiency through blending of ore sources. As a result, carat production increased 9% over the prior year while ore processed climbed 14%.

Along with the work to redesign the A-154 pit, additional delineation drilling was conducted on all three kimberlite pipes currently in the mine plan.  The work revealed additional diamondiferous kimberlite ore on the edges of both the A-154 North and A-418 kimberlite pipes. In addition, the methodology used to calculate grade was updated based on production data gathered since the beginning of operations. The Mineral Reserve and Mineral Resource Statement has been updated to reflect these changes.

Early in the calendar year, work began to bring the 28.4 million carats in the A-418 reserves into production.   As with the other kimberlite pipes at the Diavik Mine, the A-418 pipe is beneath the water of Lac de Gras.  Construction of the new 1.3 km A-418 dike progressed ahead of schedule and the rock-fill berm was closed off in October.  The open pit of the A-418 pipe will be the third working face to be developed at the Diavik Mine.

An underground mining feasibility study was commenced during the current year to determine the most effective way to underground mine the A-154 South, A-154 North and A-418 kimberlite pipes.  The main decline tunnel used to access the deeper sections of the orebodies advanced approximately 800 metres.  The introduction of underground mining effectively adds three more working faces and provides access to additional reserves. The seasonal variations due to the climatic effects of operating in Canada’s Arctic North are also expected to diminish with underground mining.

In December, the Diavik Mine participated in the Mackenzie Valley Land and Water Board’s public technical sessions to renew its water licence through public hearings scheduled for 2006. The Diavik Mine submitted its application early in August 2005, with a request to conclude the process in time for the underground mining investment decision in early 2007. The existing licence expires in August 2007.

Exploration on the Diavik Mine’s 650 thousand acre land position comprised ground geophysics, till sampling, drilling of targets and more advanced work on the A-21 kimberlite pipe underground bulk sample.  To date, no new potentially economic diamondiferous kimberlites have been identified.

Aber’s 40% share of Diavik Mine production

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
Diamonds recovered (000s carats)	732	601	3,309	3,030
Grade (carats/tonne)	3.68	3.30	3.72	3.88
Operating costs, cash ($ millions)	20.8	20.1	76.6	70.0
Operating costs per carat, cash ($)	28	33	23	23

Cash operating costs for the three months ended December 31, 2005 of $20.8 million increased by $0.7 million from the comparable period of the prior year as the result of a $0.8 million increase in costs due to the strengthening of the Canadian dollar against the US dollar, offset by a small reduction in actual cash operating costs of $0.1 million.

For the twelve months ended December 31, 2005, cash operating costs of $76.6 million increased by $6.6 million, of which $5.6 million resulted from the strengthening of the Canadian dollar against the US dollar.

Retail Segment

Harry Winston continued its strong performance into the fourth quarter, primarily driven by healthy holiday sales.  The established salons in the US and the Far East contributed to the increase in sales and were augmented by sales from new salons in Florida and Hawaii.

Marketing efforts during the quarter focused on high-end jewelry and watches, supplemented by a newspaper campaign that highlighted unique Harry Winston diamond jewelry in the under $75,000 range.

The Beverly Hills salon on Rodeo Drive was relocated to a new 6,000 square foot flagship salon in January 2006.   During the fourth quarter, Harry Winston opened new salons in Bal Harbour, Florida and Honolulu, Hawaii.  Harry Winston was also prominently featured at the Golden Globe Awards and the Academy Awards.

For the fiscal year, Harry Winston maintained the strong sales growth seen in the prior year.  In particular, the US and the Far East locations performed well, reflecting the strength of the brand and the effectiveness of Harry Winston’s overall strategy in these core markets.  This strategy focuses on maintaining the premium position of the luxury brand through one-of-a-kind high-end jewelry pieces while at the same time offering a selection of diamond jewelry at more modest price points.  Performance of the European division of Harry Winston was consistent with the prior year’s strong results, primarily driven by the custom-made and private client business.

Liquidity and Capital Resources

Working Capital

Working capital increased to $285.7 million at January 31, 2006 from $156.6 million at January 31, 2005.  As at January 31, 2006, Aber had unrestricted cash and cash equivalents of $148.1 million and contingency cash collateral and reserves of $14.3 million compared to $123.6 million and $13.8 million, respectively, at January 31, 2005. Included in unrestricted cash and cash equivalents at January 31, 2006 was $10.5 million held at the Diavik Mine compared to $6.9 million at January 31, 2005.

Cash Flow from Operations

For the year ended January 31, 2006, Aber generated $161.8 million in cash from operations, compared to $150.4 million in the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the fiscal year, the Company purchased $63.6 million of inventory, increased prepaid expenses by $16.2 million, increased accounts payable and accrued liabilities by $26.1 million and decreased accounts receivable by $3.4 million.

Financing Activities

The Company made mandatory repayments of $35.8 million on its $100.0 million senior secured term facility and drew down $60.0 million on its $75.0 million senior secured revolving credit facility during the fiscal year.  At January 31, 2006, the Company had $44.2 million outstanding on its senior secured term facility and $70.0 million outstanding on its senior secured revolving credit facility.

As at January 31, 2006, Harry Winston had $62.5 million outstanding on its $85.0 million credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $22.1 million from January 31, 2005.

At January 31, 2006, $4.8 million was drawn under the Company’s revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to $nil drawn at January 31, 2005.

The Company made dividend payments of $52.2 million to its shareholders or $0.90 per share during the fiscal year.

In the first quarter of 2005, Aber purchased 150,000 common shares on the open market for $4.7 million for cancellation as part of its normal course issuer bid.

Aber spent $6.8 million to purchase 51% of Harry Winston’s convertible subordinated notes from two of its minority shareholders during the fiscal year.  The convertible subordinated notes were converted to common shares of Harry Winston during the fourth quarter.

A minority shareholder made a capital infusion of $8.1 million for new store expansions.

Investing Activities

Included in deferred mineral property costs are purchases of $34.9 million and a transfer of $20.5 million of work-in-progress to capital assets during the fiscal year. The Company also purchased capital assets of $52.7 million, of which $37.8 million were purchased for the mining segment and $14.9 million for Harry Winston.

Pursuant to the Stock Purchase Agreement between Aber and the two minority shareholders, if contribution to capital required by Harry Winston is not made by a stockholder, the non-contributing stockholder’s interest in Harry Winston is diluted proportionately.  As the result of the capital contributions made by Aber but not by all minority shareholders in the last fiscal year, Aber’s ownership of Harry Winston increased from 51% to 52.83%.

During the first quarter of fiscal 2006, the Company paid $51.1 million for the remaining balance of the promissory note issued in connection with the purchase of its controlling interest in Harry Winston.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2006 to 2010, is approximately $187.0 million at a budgeted Canadian exchange rate of $0.89.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual obligations

		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)	$185,259	$27,915	$150,054	$1,092	$6,198
Environmental and participation agreements incremental commitments (b)	49,145	8,779	20,720	3,512	16,134
Lease obligations (c)	94,143	10,166	20,080	18,604	45,293
Total contractual obligations	$328,547	$46,860	$190,854	$23,208	$67,625

(a)          Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006.  The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, to a maximum of $12.5 million.  The Company’s first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

Harry Winston’s $85.0 million credit facility was amended on January 31, 2006 to increase it to $110.0 million on March 1, 2006 and to $130.0 million on July 1, 2006.  The Harry Winston credit facility expires on March 31, 2008, with no scheduled repayments required before that date.

(b)         The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at January 31, 2006 was $36.7 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $36.7 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)          Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

Outlook

The following outlook has been updated from the March 14, 2006 Press Release to reflect the early closure of the winter road announced March 22, 2006.

In the coming calendar year, production from the Diavik Mine will be primarily sourced from the A-154 South kimberlite pipe, with some contribution from the A-154 North pipe.

The mine development program will focus on open pit mining of the A-418 kimberlite pipe as well as an underground mining feasibility study of the lower sections of the three existing orebodies.  The A-418 dike construction is expected to be completed in late calendar 2006.  Once the de-watering process is completed, pre-stripping of the lake bottom sediments will precede open pit mining. The underground feasibility study for the A-154 South, A-154 North and A-418 kimberlite pipes is expected to be completed in early 2007, with the objective of introducing underground working faces in 2008.

Efficiency and recovery enhancing initiatives designed to improve carat production are being reviewed and implemented.  Included in these initiatives is the testing of a continuous mining machine. One of the objectives of this approach is reduced diamond breakage by avoiding blasting.

The A-21 kimberlite pipe bulk sample is to be undertaken this year to provide data for a feasibility study, with the objective of improving production volumes in later years.

The operation of the winter road that services various mining and exploration operations located northeast of Yellowknife, including the Diavik Mine, was suspended earlier than anticipated due to deteriorating ice conditions resulting from unseasonably warm temperatures.  It is anticipated that sufficient fuel is on hand to support the project until the next winter road delivery considering the reduced consumption due to the mild winter.  Stripping capacity has been temporarily reduced due to the inability to deliver the heavier components of a large excavation shovel via the winter road.  Alternative methods of transport for this and other bulk supplies are available and are being evaluated.

The Company retains its earlier production forecast of 8.5 million carats for the coming year subject to actual performance of transportation alternatives. Production from current reserves is expected to exceed 10 million carats in 2007, with production coming solely from the higher grade A-154 South pipe. The increase in Aber’s share of the Diavik Mine capital expenditures for calendar years 2006 to 2010 is estimated to be less than 4% and the impact to Aber’s share of operating and exploration costs for calendar 2006 is an estimated increase of 5%.

The diamond industry continues to demonstrate strong long-term underlying fundamentals.  Demand for polished diamonds is anticipated to increase in existing markets as well as emerging economies.  Growth in demand, in conjunction with a static supply of rough diamonds, is expected to result in increased prices.  This is particularly true for larger and higher quality polished diamonds, where sourcing of the requisite rough diamonds is becoming increasingly difficult.

Capitalizing on its market position, Aber intends to pursue opportunities that will maximize the economic and strategic value of its share of the Diavik Mine diamond production.  The recently opened India office directly offers more detailed assortments to specialized manufacturers in India, thus creating additional value.  Aber also plans to open an Israeli office to further target specialized manufacturers and extend Harry Winston’s polished diamond sourcing directly into another key market.

At Harry Winston, the focus remains on establishing an expanded store network in order to extend global sales while maintaining its premium position as a luxury diamond jeweler providing one-of-a-kind, high-end diamond jewelry pieces.  It is anticipated that this strategy will result in sales growth of 15%-20% per annum over the next three years.  To aid in this goal, the store network is expected to grow at an average of three openings per year and reach a total of 25 salons by fiscal 2011.

Sustained sales in higher priced categories and better margins have allowed Harry Winston to adjust the rate of new store openings while preserving year-over-year growth objectives in sales and margins.  The rate of store openings and renovations provide Harry Winston with the opportunity to solidify its position at the ultra-high end of the diamond jewelry market, benefiting from its current market position while achieving previous sales growth estimates and broadening its appeal to a wider segment of affluent customers.

Harry Winston plans to open salons in London and Tokyo (Omotesando), followed by Chicago by the end of calendar 2007, and to relocate the Osaka salon to a larger facility.

Gains in Harry Winston’s gross margin percent in the range of 0.5%-1.0% per annum are anticipated over the next few years and the annual gross margin percent is expected to stabilize at approximately 50% as a result of continuous refinements to the product mix, coupled with improvements in sourcing, purchasing and manufacturing.

Utilizing its financial capital and management expertise, Aber continues to support Harry Winston’s growth strategy in order to deliver long-term value to its shareholders.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings
(expressed in thousands of United States dollars, except per share amounts) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Earnings	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$81,253	$53,084
Non-cash income tax	10,412	31,264	12,788	5,320	11,905	17,888	14,356	8,079	59,784	52,228
Non-cash foreign exchange loss (gain)	5,201	3,656	3,618	(1,896)	(1,550)	8,608	(888)	440	10,579	6,610
Depreciation and amortization	7,697	16,662	17,472	13,685	29,421	11,477	10,195	7,188	55,516	58,281
Cash earnings	$38,219	$85,324	$52,898	$30,691	$69,308	$46,433	$35,958	$18,504	$207,132	$170,203
Cash earnings per share	$0.66	$1.47	$0.91	$0.53	$1.20	$0.80	$0.63	$0.32	$3.57	$2.96

Related Parties

Transactions with related parties for the fiscal year include $0.5 million payable under management agreements with all of Harry Winston’s shareholders and $1.7 million of rent relating to the New York salon, payable to an employee and shareholder.

Disclosure Controls

The certifying officers of Aber had cause to design a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Aber, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which Aber’s annual filings are being prepared.  In designing and evaluating the disclosure controls and procedures, the management of Aber recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  The management of Aber was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Aber has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of Aber subsequent to the date of this report.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber’s financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine’s latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, “Accounting for Asset Retirement Obligations”, effective November 1, 2003 and as at January 31, 2006, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Intangible Assets and Goodwill

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life.  The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value.  If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

The goodwill recorded on the Company’s books is reviewed at least annually for impairment; however, if there is indication of impairment in goodwill during the year, an assessment at the time will be completed.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Joint Venture

Aber owns an undivided 40% interest in the assets, liabilities and expenses in the Diavik Mine and the Diavik group of mineral claims.  The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet.  A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston.  From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007.  While DDMI, who is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2006 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 52.83% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Recently Issued Accounting Standards

Deferred Stripping

In March 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) issued EITF No. 04-06, “Accounting for Stripping Costs Incurred during Production”.  This rule says that post production stripping costs are part of the cost of inventory, disallowing a common mining industry practice of deferring stripping costs based on life of mine stripping ratios.  The standard is effective February 1, 2006 for US GAAP purposes.  In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160 on “Stripping Costs in the Production Phase of a Mining Operation”, which provides an alternative to inclusion of stripping costs in inventory required by the US standard when the stripping costs result in a betterment of the asset by providing access to additional sources for ore, in which case the stripping costs can be capitalized.  The standard is effective for the Company’s fiscal year, which commences February 1, 2007.  The Company has treated post production stripping costs as a cost of inventory.

Accounting for Stock Issued Compensation

In December 2004, FASB issued SFAS No. 123R.  This Statement replaces SFAS No. 123, “Accounting for Stock Compensation”, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  The Company is currently assessing the impact of this pronouncement on the financial statements .

Outstanding Share Information

As at January 31, 2006

Authorized	Unlimited
Issued and outstanding shares	58,133,780
Fully diluted (i)	58,821,319
Weighted average outstanding shares	57,957,201
Options outstanding	1,959,438

(i)             Fully diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.